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                                                                 Exhibit (a)(13)

                              DANAHER CORPORATION
                    2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C.  20006-1813


                                                       TELEPHONE (202) 828-0850
                                                       TELECOPIER (202) 828-0860



FOR IMMEDIATE RELEASE                        CONTACT:   PATRICK W. ALLENDER
                                                        CHIEF FINANCIAL OFFICER
                                                        (202) 828-0850



                  DANAHER CORPORATION COMPLETES TENDER OFFER

                        FOR LIFSCHULTZ INDUSTRIES, INC.
 _____________________________________________________________________________


     Washington, D.C., June 25, 2001 - Danaher Corporation (NYSE:DHR) announced today that it has completed its tender offer for outstanding shares of Lifschultz Industries, Inc. (NASDAQ:LIFF) common stock, at a price of $22.80 per share. The tender offer expired at 12:00 midnight on June 22, 2001. Danaher Corporation has been advised by the depositary for the tender offer that as of the expiration of the tender offer 1,026,216 shares of Lifschultz common stock (including 6,935 shares subject to guaranteed delivery), representing approximately 90.94% of the outstanding shares of common stock, had been validly tendered and not withdrawn pursuant to the offer and has accepted such shares for payment. As previously announced, Danaher Corporation plans to acquire the remaining Lifschultz shares at $22.80 per share through a cash merger, expected to be completed shortly.

     Lifschultz engages, through its wholly-owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly-owned subsidiary, Calorimetry Sciences Corporation, in the development, manufacturing, and marketing of scientific and industrial calorimetry instrumentation and industrial temperature calibration equipment.

     Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)

     Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.